Sino-Global Shipping America, Ltd.

136-56 39th Ave, Suite 305

Flushing, NY 11354

April 5, 2013

By EDGAR Delivery

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Max A. Webb, Assistant Director and Ada D. Sarmento

Re:	Sino-Global Shipping America, Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed March 14, 2013
File No. 001-34024

Dear Mr. Webb and Ms. Sarmento:

On behalf of Sino-Global Shipping America, Ltd. (the “Company”), we are writing to acknowledge the oral comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company on April 4, 2013.

In response to the Staff’s comments, we have revised the proxy statement (i) to reflect that Proposal Five will be determined by a plurality of votes, (ii) to provide total director compensation, (iii) to condense the disclosure in the equity compensation plan information table from two lines to one, and (iv) to provide footnote disclosure of vesting dates in the outstanding equity awards table.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Cao Lei

Cao Lei

Chief Executive Officer